UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ANNOUNCES PRICING OF BOND OFFERING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

AngloGold Ashanti announces pricing of bond offering

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

AngloGold Ashanti Limited (the "Company") is pleased to announce the pricing of an offering of $750 million aggregate principal amount of 5.125% notes due 2022. Subject to customary conditions, the offering is expected to close on July 30, 2012. The notes, which will be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, at an issue price of 99.398%. They are unsecured and fully and unconditionally guaranteed by the Company.

The Company estimates that the net proceeds from the offering will be approximately $738 million, after deducting discounts and estimated expenses. The Company intends to use the net proceeds for general corporate purposes, including to fund capital expenditures and the development of its project pipeline. Pending such use, the Company may temporarily repay indebtedness under its revolving credit facility.

Barclays Capital Inc. and Citigroup Global Markets Inc. are joint bookrunners for, and representatives of the underwriters of, the offering.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering and containing detailed information about the Company and management, as well as financial statements, has been filed with the Securities and Exchange Commission ("SEC") and is available on the SEC's website at http://www.sec.gov. When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from AngloGold Ashanti Holdings plc by calling AngloGold Ashanti North America Inc. at 1-303-889-0753 or emailing wchancellor@anglogoldashantina.com, by calling Barclays Capital Inc. at toll-free 1-888-603-5847 or emailing barclaysprospectus@broadridge.com or by calling Citigroup Global Markets Inc. at toll-free 1-877-858-5407 or emailing batprospectus@citi.com.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer or sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The offering described in this announcement is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, as amended (including by Directive 2010/73/EU), including any measure implementing such Directive (as amended) in any member state of the EEA (the "Prospectus Directive"). In addition, in the United Kingdom, the offer is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The securities described herein will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. The offerings as described in this announcement will not be addressed to the public in South Africa.

Johannesburg

25 July 2012

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27-11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27-11 637 6273	/	+27 (0) 82 374882	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 858-7702	/	+1 646 338 4337	sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)	+1 212 858-7701	/	+1-646-379-2555	sbrockman@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 26, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary